UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.

(Name of Subject Company)

TeleCommunication Systems, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

87929J103

(CUSIP Number of Class of Securities)

Maurice B. Tosé

President and Chief Executive Officer

TeleCommunication Systems, Inc.

275 West Street

Annapolis, Maryland 21401

(410) 263-7616

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kenneth L. Henderson

Tara Newell

Bryan Cave LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 541-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 7 (this “Amendment”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of TeleCommunication Systems, Inc. (the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2015, as amended and supplemented by Amendment No. 1 filed on December 11, 2015, Amendment No. 2 filed on December 21, 2015, Amendment No. 3 filed on December 23, 2015, Amendment No. 4 filed on January 4, 2016, Amendment No. 5 filed on January 19, 2016 and Amendment No. 6 filed on February 3, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share (collectively, the “Company Shares”) at a price per Company Share of $5.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on December 7, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subsection entitled “Annual and Quarterly Reports”:

Expiration of the Offer

The Offer and withdrawal rights expired at 5:00 P.M., New York City time, on Thursday, February 18, 2016. All of the conditions to the Offer have been satisfied. Accordingly, Purchaser will accept for payment in accordance with the terms of the Offer all Company Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Company Shares delivered through Notices of Guaranteed Delivery), and payment for such Company Shares will be made promptly in accordance with the terms of the Offer. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 53,911,319 Company Shares were validly tendered and not withdrawn in the Offer, representing approximately 85.22% of the outstanding Company Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 1,960,513 Company Shares that have not yet been tendered, representing approximately 3.10% of the outstanding Company Shares.

As a result of its acceptance of the Company Shares tendered in the Offer, Purchaser will acquire sufficient Company Shares to complete the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 3-106.1 of the Maryland General Corporation Law. At the Effective Time, each outstanding Company Share, other than any Company Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company immediately prior to the Effective Time, will be automatically converted into the right to receive an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price.

Promptly following consummation of the Merger, Parent has indicated that it intends to cause all Company Shares to be delisted from the NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TeleCommunication Systems, Inc.

	By:	/s/ Maurice B. Tosé
Name: Maurice B. Tosé
Title: President and Chief Executive Officer

Dated: February 19, 2016